SCHEDULE A

NORTHERN LIGHTS FUND TRUST III

Date Last Amended: October 21, 2021

The following series of Northern Lights Fund Trust III are subject to this Plan, at the fee rates specified:

Fund	Fee (as a Percentage of Average Daily Net Assets of the Fund)*

CP High Yield Trend ETF	0.25%
FPA Global Equity ETF	0.25%
HCM Defender 100 Index ETF	0.25%
HCM Defender 500 Index ETF	0.25%

* The determination of daily net assets shall be made at the close of business each day throughout the month and computed in the manner specified in the then current Prospectus for the determination of the net asset value of Creation Units.  Plan payments shall be made within ten (10) days of the end of each calendar month unless otherwise agreed by the parties and approved or ratified by the Trustees.

Acknowledged and Approved by:

Northern Lights Fund Trust III: By: /s/Richard Malinowski__________ Richard Malinowski President	Northern Lights Distributors, LLC: By: /s/Kevin Guerette_____________ Kevin Guerette President